[QUICKLOGIC LOGO]

May 10, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington D.C. 20549

Attention: Michele Gohlke

Re:	QuickLogic Corporation
Form 10-K for the fiscal year ended January 2, 2005
File No. 000-22671

Dear Ms. Gohlke:

On behalf of QuickLogic Corporation (the “Company”), we are electronically filing via EDGAR a copy of the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated April 20, 2005 concerning the Company’s Form 10-K for the fiscal year ended January 2, 2005 (the “Report”). For your convenience, we have included the Staff’s comments in italics immediately before each of our responses. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

RESPONSES TO STAFF COMMENTS:

Form 10-K for the fiscal year ended January 2, 2005

Consolidated Financial Statements — Page 46

Note 2 — Significant Accounting Policies — Page 55

Revenue Recognition — Page 57

1.              We note your disclosure on page 22 regarding price adjustments that you offer to distributors in order to ensure the distributors receive a negotiated margin. It appears that you offer price concessions to your customers that are based on future market conditions over which you do not exercise control. In light of this fact, please respond to the following:

a.              Tell us and disclose in future filings when you record revenue and the related estimate for sales returns for these transactions. Discuss when and how these price adjustments are determined.

Our Response:  We supplementally advise the Staff that our products consist of standard parts that may be programmed with a customer-specific code. Once programmed, our parts cannot be erased, and are therefore only useful to the specific customer. We refer to this feature as “one time programmable”. Because of the specific, limited use of our parts once they are programmed, it is our practice to fix the price on programmed parts with our distributors prior to shipment and the distributor is not given any future price adjustments. Furthermore, since our parts can only be programmed once, we do not offer distributors a right of return on programmed parts, as they are not saleable to other customers. Given the above facts, as long as we have received a purchase order from the distributor and collection of the resulting receivable is reasonably assured, revenue on programmed parts is recognized upon shipment as the title and risk of ownership has transferred to the distributor, the price is fixed and no rights of return exist.

We also sell unprogrammed parts through our distributor network. Since more than one customer can use unprogrammed parts, we do provide distributors with certain return rights on unprogrammed parts. Although, in many cases, price adjustments related to unprogrammed parts are negotiated prior to shipment, we may make further price concessions to the distributor on a case by case basis. Accordingly, revenue on sales to distributors of unprogrammed parts is deferred until resale to the end customer as, until that time, the price is not fixed or determinable and we are not able to reliably estimate the amount of future product returns.

The sales allowance referred to on page 22 relates to the known price adjustments that are recorded at the time revenue is recognized.  As distributors have no rights of return on programmed parts and revenue on unprogrammed parts is deferred until resale by the distributor, we believe that no additional allowance for estimated returns is required on these items.

In response to the Staff’s comments, we intend to clarify our disclosure in filings beginning with our quarterly report for the period ended June 30, 2005 as follows:

Revenue Recognition

The Company supplies standard products which must be programmed before they can be used in an application. The Company’s products may be programmed by the Company, distributors, end customers or third parties. Once programmed, our parts cannot be erased and, therefore, programmed parts are only useful to a specific customer.

The Company generally recognizes revenue as products are shipped if evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and product returns are reasonably estimable.

Revenue is recognized upon shipment to OEM customers, for both programmed and unprogrammed parts, provided that legal title and risk of ownership has transferred.

The Company also sells to distributors under agreements that allow for price adjustments and, in the case of unprogrammed parts, certain rights of return on unsold inventory.

Because programmed parts can only be used by a specific customer, it is the Company’s practice to agree upon any price adjustments with a distributor prior to shipment. Furthermore, distributors are not allowed any future price adjustments and have no rights of return on programmed parts. Accordingly, revenue is recognized upon delivery to a distributor since title and risk of ownership has transferred to the distributor, the price is fixed, no right of return exists, and collection of the resulting receivable is reasonably assured.

Unprogrammed parts shipped to distributors may be used by multiple end customers and may have certain return and price adjustment privileges on unsold inventory. Accordingly, revenue of unprogrammed parts is deferred until resale to the end customer.

Software revenue from sales of design tools is recognized when persuasive evidence of an agreement exists, delivery of the software has occurred, no significant Company obligations with regard to implementation or integration remain, the fee is fixed or determinable and collection is reasonably assured. Software revenue amounts to less than 1% of revenue.

b.              Tell us how you concluded that you meet the fixed and determinable price criteria of SAB 104 with respect to these sales.

Our Response:

As described in our response to comment 1(a) above, the sales price on programmed parts is fixed at the time of shipment. Additionally, the distributor is not granted any additional price adjustment or return privileges on programmed parts.

With respect to unprogrammed parts, as the negotiated price to the distributor is not known at the time of shipment, the price is neither fixed nor determinable and, accordingly, revenue is deferred until the distributor’s price adjustment, if any, is negotiated and the distributor resells the part to the end customer.

c.               To the extent material, supplementally show us and revise future filings to include this account in your valuation and qualifying accounts schedule as required by Rule 12-09 of Regulation S-X.

Our Response:  We respectfully advise the Staff that the sales allowance reflects the actual (not estimated) negotiated price reduction with our distributors and is recorded in a separate account merely to facilitate the administration of our accounts receivable. Accordingly, we do not believe that disclosure of this account is meaningful to a reader of our financial statements.

Note 9 — Investment in Tower Semiconductor LTD — Page 68

2.              In light of the significant other than temporary impairments you recorded with respect to your equity investment in Tower Semiconductor, tell us how you assessed the value of your prepaid wafer credits. Explain why you believe the credits are recoverable.

Our Response:  We respectfully advise the Staff that the impairment charge was recorded due to the market price of Tower’s stock (NASDAQ: TSEM) being below our carrying value for an extended period of time. The Tower wafer credits represent a prepayment on wafers to be purchased from Tower in the future. Our ability to recover the prepaid wafer credits is dependent on Tower’s ability to deliver wafers and the Company’s ability to consume these wafers in future production. The availability of the wafer credits is not affected by the price of Tower’s stock. Based upon our review of publicly available information, we believe that Tower has the ability to continue to produce requested wafers. Furthermore, we believe that our customer demand for parts produced using wafers supplied by Tower will be sufficient to utilize the prepaid wafer credits. Annually, or more frequently if circumstances warrant, we assess our wafer credits for impairment based on our detailed forecast of wafer consumption. Based on our assessments, no impairment charges have been required to date.

Note 10 — Long Lived Asset Impairment — Page 68

3.              Please expand future filings to include greater discussion of the underlying facts and circumstances that led to the $3.2 million long-lived asset impairment related to the QuickMIPS product family. Discuss what factors you believe led to a decline in the future revenue potential for this product line. Refer to paragraph 37 of SFAS 144.

Our Response:  We supplementally advise the Staff that the Company made significant efforts during 2004 to encourage customers to design our QuickMIPS parts into their products. While we have had some limited success in stimulating demand for these devices, after pursuing the use of QuickMIPS by many customers and after engaging with external consultants, we concluded during the fourth quarter that future revenue and cash flow from sales of our QuickMIPS parts would be much lower than initially planned and would not be sufficient to recover the full cost of the related long-lived assets.

In response to the Staff’s comments, we respectfully intend to revise our disclosure in filings beginning with our quarterly report for period ended June 30, 2005 as follows:

During the fourth quarter of 2004, the Company evaluated the revenue potential of its product families based upon discussions with potential customers, consultations with external advisors, review of actual sales levels and analysis of current and future design opportunities. Based upon this evaluation, the Company determined that the future revenue outlook for the QuickMIPS products was lower than previously expected. Accordingly, the Company performed an impairment assessment on the long-lived assets associated with these products. A preliminary assessment, based upon undiscounted cash flows, indicated that these assets were impaired. In order to determine the fair value of these assets, the Company performed a probability-weighted assessment of the expected revenue and related cash flows, discounted using a risk-free interest rate. Based upon this assessment, the Company recorded a $3.2 million long-lived asset impairment charge as an operating expense, which was allocated to the related long-lived assets on a pro rata basis using the carrying value of the assets immediately before the impairment charge. This $3.2 million impairment charge was reflected on the Company’s balance sheets as a reduction in the carrying value of the related long-term assets. This write-down did not affect the carrying value of related inventory.

In addition, we respectfully advise the Staff that we intend to change related future disclosures, such as Note 2 — Significant Accounting Policies - Licensed Intellectual Property, to be consistent with the above disclosure.

4.              Tell us and revise future filings to disclose whether any significant write-downs related to the QuickMIPS inventory was recorded in connection with the long-lived asset impairment charge that was taken.

Our Response:  We supplementally advise the Staff that there was no write-down of QuickMIPS inventory in connection with the long-lived asset impairment. We continue to promote and market our QuickMIPS parts and expect to generate orders sufficient to utilize existing QuickMIPS product inventory. In our estimation, we believe that we can sell the existing inventory at above cost and, therefore, no inventory write-down is necessary.

5.              We note your disclosure on page 24 that you are continuing to design and promote your QuickMIPS technology. However, we note on page 56 that you wrote off all of the licensed intellectual property asset relating to QuickMIPS, which indicates that there are no future cash flows expected from this asset. Supplementally tell us why you concluded the asset was fully impaired in light of your disclosure on page 24. In addition, tell us whether the $2.0 million write-down relating to property and equipment represented a full or partial write-down of the equipment assets for QuickMIPS.

Our Response:  We supplementally advise the Staff that the long-lived assets associated with the QuickMIPS technology included both specific machinery and equipment that were included in fixed assets and licensed intellectual property that was included in other long-term assets. The write-down relating to licensed intellectual property and property and equipment represented a partial write-down of the long-lived assets related to QuickMIPS. In allocating the estimated fair value of the QuickMIPS related long-lived assets, we allocated the impairment charge based on a pro rata allocation to the respective carrying amounts of the long-lived assets. At December 31, 2004, the licensed intellectual property was reclassified from other long-term assets to property and equipment in order to simplify the financial reporting and recordkeeping. This classification had no effect on our reported operating results.

Note 13 — Information concerning business Segments and Major Customers — Page 69

6.     We note your discussion on page 18 of three “mature” FPGA product families as well as various newer FPGA product families. Please revise future filings to provide the disclosures required by paragraph 37 of SFAS 131, or tell us why you believe this disclosure is not required.

Our Response:  In response to the Staff’s comment, we will revise filings beginning with our quarterly report for the period ended June 30, 2005 to disclose revenue by Mature, Embedded Standard Products (ESP) and Advanced ESP in the notes to our financial statements.

In response to the Staff's request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you need additional copies or have any questions or additional comments regarding the Report, please call me at (408) 990-4165.

Very truly yours,

/s/ Carl M. Mills
Carl M. Mills
Vice President, Finance and Chief Financial Officer

cc:	Wilson Sonsini Goodrich & Rosati, Professional Corporation
Aaron J. Alter, Esq.
PricewaterhouseCoopers LLP
Timothy Carey